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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                                 NET2PHONE, INC.
                            (Name of Subject Company)
                               ------------------

                                 NET2PHONE, INC.
       INDEPENDENT COMMITTEE OF THE BOARD OF DIRECTORS OF NET2PHONE, INC.
                       (Names of Persons Filing Statement)
                               ------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                               ------------------

                                   64108N 10 6
                      (CUSIP Number of Class of Securities)

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                              Counsel to Net2Phone:
                                Glenn J. Williams
                    Executive Vice President of Business and
                  Legal Affairs, General Counsel and Secretary
                                520 Broad Street
                                Newark, NJ 07102
                            Telephone: (973) 483-3111

                      Counsel to the Independent Committee:
                                 Stephen Fraidin
                              Kirkland & Ellis LLP
                              153 East 53rd Street
                               New York, NY 10022
                            Telephone: (212) 446-4800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

  /X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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On July 8, 2005, Net2Phone, Inc. issued a press release regarding the response by IDT to the letter delivered to IDT on July 6, 2005, by and on behalf of the Independent Committee of the Board of Directors of Net2Phone. A copy of this press release is being filed as Exhibit 99.1 to this Schedule 14D-9.


Exhibit No.                   Description

  99.1                        Press Release dated July 8, 2005